

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2021

Benjamin Kovler
Chief Executive Officer
Green Thumb Industries Inc.
325 West Huron Street, Suite 412
Chicago, IL 60654

> **Re: Green Thumb Industries Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 19, 2021**
> **File No. 333-248213**

Dear Mr. Kovler:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 2, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1

Capitalization, page 35

1.   We note that you present your cash and cash equivalents and capitalization on a pro forma as adjusted basis to give effect to certain adjustments and to reflect the issuance and sale of Subordinate Voting Shares in the offering at an assumed offering price and after deducting estimated offering expenses. Please revise your disclosure to include a footnote explaining that this reflects the maximum proceeds that may be obtained in the offering.

Executive Compensation, page 94

2.   Please update your compensation disclosures to provide information for the year ended December 31, 2020.

Benjamin Kovler
Green Thumb Industries Inc.
February 1, 2021
Page 2

Please contact Deanna Virginio at 202-551-4530 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Martin C. Glass, Esq.